                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-46200

PROSPECTUS

                         FLEXTRONICS INTERNATIONAL LTD.
                        UP TO 32,304,784 ORDINARY SHARES

                           -------------------------

     The 32,304,784 ordinary shares covered by this prospectus were previously issued by us in our acquisitions of Chatham Technologies, Inc., IEC Holdings Ltd., Lightning Metal Specialties, Incorporated and related entities, Photonic Packaging Technologies, Inc., Palo Alto Products International Pte. Ltd., Palo Alto Manufacturing (Thailand) Ltd., Palo Alto Plastic (Thailand) Ltd., PCB Assembly, Inc., San Marco Engineering Sri, Sample Rate Systems Oy, Neutronics Electronic Industries Holding AG, Energipilot AB, Kyrel EMS Oyj, Summit Manufacturing Inc., Circuit Board Assemblers, Inc. and EMC International, Inc. These ordinary shares may be offered and sold over time by the shareholders named in this prospectus under the heading "Selling Shareholders," by their pledgees or donees, or by other transferees that receive the ordinary shares in transfers other than public sales.

     The selling shareholders may sell their Flextronics shares on Nasdaq, on the over-the-counter market, in connection with the writing of exchange-traded call options, in negotiated transactions or otherwise, and these sales may be at prevailing market prices, or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling shareholders, and this compensation might be in excess of the compensation customary in the type of transaction involved. See "Plan of Distribution."

     We will not receive any of the proceeds from the sale of these shares.

     The ordinary shares are quoted on the Nasdaq National Market under the symbol "FLEX." On November 8, 2000, the closing sale price of the ordinary shares was $30.75 per share.

                           -------------------------

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.   SEE "RISK FACTORS"
BEGINNING ON PAGE 4.
                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is November 9, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    1
Forward-Looking Statements..................................    2
The Company.................................................    3
Enforcement of Civil Liabilities............................    3
Risk Factors................................................    4
Use of Proceeds.............................................    9
Selling Shareholders........................................    9
Plan of Distribution........................................   12
Legal Matters...............................................   13
Experts.....................................................   13

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the ordinary shares offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our ordinary shares. Copies of this registration statement, along with the reports, proxy statements and other information filed with the SEC, may be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     - our Annual Report on Form 10-K for the fiscal year ended March 31, 2000;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000;

     - our Current Reports on Form 8-K filed with the SEC on April 18, 2000, June 13, 2000, June 19, 2000, June 22, 2000, June 27, 2000, September 15,
       2000, September 20, 2000 and September 20, 2000; and

     - the description of our ordinary shares contained in our Registration Statement on Form 8-A dated January 31, 1994.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                         Flextronics International Ltd.
                               2090 Fortune Drive
                           San Jose, California 95131
                         Attention: Laurette F. Slawson
                  Treasurer and Director of Investor Relations
                           Telephone: (408) 576-7000

     You may also review copies of documents that are incorporated by reference at our web site. The address of the site is http://www.flextronics.com.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement, other than any information superseded by a later document filed with the SEC and incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders may not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     The material included or incorporated by reference in this prospectus contains forward-looking statements within the meaning of the securities laws. The words "expects," "anticipates," "believes," "intends," "plans" and similar expressions identify forward-looking statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Because these forward-looking statements are subject to risks and uncertainties, actual results may differ materially from the expectations expressed in the forward-looking statements. Factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include:

     - our ability to expand our facilities and operations;

     - our ability to hire and retain skilled employees;

     - our ability to integrate the operations of acquired businesses and to retain customers and employees of the acquired business;

     - continued outsourcing of manufacturing by original equipment manufacturers;

     - our ability to win new customer programs and maintain our customer relationships;

     - difficulties in production of new products;

     - changes in demand for our customers' products;

     - currency fluctuations; and

     - risks of component shortages.

     In addition, these forward-looking statements are subject to the other risks and uncertainties discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Factors Affecting Operating Results" in our most recent reports filed with the Securities and Exchange Commission on Form 10-K and Form 10-Q. We undertake no obligation to update or revise these forward-looking statement to reflect subsequent events or circumstances.

                                  THE COMPANY

     We are a leading provider of advanced electronics manufacturing services to original equipment manufacturers, or OEMs, primarily in the telecommunications and networking, consumer electronics and computer industries. Our strategy is to provide customers with the ability to outsource, on a global basis, a complete product where we take responsibility for engineering, supply chain management, assembly, integration, test and logistics management. We provide complete product design services, including electrical and mechanical, circuit and layout, radio frequency and test development engineering services. Our manufacturing services include the fabrication and assembly of plastic and metal enclosures, PCBs and backplanes. We believe that we have developed particular strengths in advanced interconnect, miniaturization and packaging technologies, and in the engineering and manufacturing of wireless communications products employing radio frequency technology. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution. Our principal offices are located at 11 Ubi Road 1, #07-01/02, Meiban Industrial Building, Singapore 408723. Our telephone number is
(65) 844-3366.

                        ENFORCEMENT OF CIVIL LIABILITIES

     We are incorporated in Singapore under the Companies Act. Some of our directors and executive officers reside in Singapore. All or a substantial portion of the assets of these persons, and a substantial portion of our assets, are located outside the United States. As a result, it may not be possible for persons purchasing ordinary shares to effect service of process within the United States upon these persons or Flextronics or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities law of the United States. Allen & Gledhill has also advised us that there is doubt as to whether Singapore courts will enforce, either in original actions or in actions for the enforcement of judgments of United States courts, civil liabilities predicated upon the federal securities laws of the United States.

                                  RISK FACTORS

     You should carefully consider the following factors as well as the other information contained or incorporated by reference in this prospectus before deciding to invest in our ordinary shares. These factors could cause our future results to differ materially from those expressed or implied in forward-looking statements made by us.

IF WE DO NOT MANAGE EFFECTIVELY THE EXPANSION OF OUR OPERATIONS, OUR BUSINESS MAY BE HARMED.

     We have grown rapidly in recent periods. Our workforce has more than tripled in size over the last year as a result of internal growth and acquisitions. This growth is likely to considerably strain our management control system and resources, including decision support, accounting management, information systems and facilities. If we do not continue to improve our financial and management controls, reporting systems and procedures to manage our employees effectively and to expand our facilities, our business could be harmed.

     We plan to increase our manufacturing capacity by expanding our facilities and by adding new equipment. Such expansion involves significant risks, including, but not limited to the following:

     - we may not be able to attract and retain the management personnel and skilled employees necessary to support expanded operations;

     - we may not efficiently and effectively integrate new operations and information systems, expand our existing operations and manage geographically dispersed operations;

     - we may incur cost overruns;

     - we may encounter construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems that could harm our growth and our ability to meet customers' delivery schedules; and

     - we may not be able to obtain funds for this expansion, and we may not be able to obtain loans or operating leases with attractive terms.

     In addition, we expect to incur new fixed operating expenses associated with our expansion efforts, including substantial increases in depreciation expense and rental expense, that will increase our cost of sales. If our revenues do not increase sufficiently to offset these expenses, our operating results would be seriously harmed. Our expansion, both through internal growth and acquisitions, has contributed to our incurring significant accounting charges. For example, in connection with our acquisitions of DII and Palo Alto Products International, we recorded a one-time charge of approximately $206.6 million and in connection with the issuance of an equity instrument to Motorola relating to our alliance with Motorola, we recorded a one-time non-cash charge of approximately $286.5 million, both in the first fiscal quarter of fiscal 2001.

WE MAY ENCOUNTER DIFFICULTIES WITH ACQUISITIONS, WHICH COULD HARM OUR BUSINESS.

     We have completed a number of acquisitions of businesses and facilities and expect to continue to acquire additional businesses and facilities in the future, including our recent agreements to acquire JIT Holdings Limited. Any future acquisitions may require additional debt or equity financing, which could increase our leverage or be dilutive to our existing shareholders. We cannot assure the terms of, or that we will complete, any acquisitions in the future.

     To integrate acquired businesses, we must implement our management information systems and operating systems and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business.

     In addition, acquisitions involve a number of other risks and challenges, including, but not limited to:

     - diversion of management's attention;

     - potential loss of key employees and customers of the acquired companies;

     - lack of experience operating in the geographic market of the acquired business; and

     - an increase in our expenses and working capital requirements.

     Any of these and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition.

     We have new customer relationships from which we are not yet receiving significant revenues, and orders from these customers may not reach anticipated levels.

     We have recently announced major new customer relationships, including our alliance with Motorola, from which we anticipate significant future sales. However, similar to our other customer relationships, there are no volume purchase commitments under these new programs, and the revenues we actually achieve may not meet our expectations. In anticipation of future activities under these programs, we are incurring substantial expenses as we add personnel and manufacturing capacity and procure materials. Our operating results will be seriously harmed if sales do not develop to the extent and within the time frame we anticipate.

OUR CUSTOMERS MAY CANCEL THEIR ORDERS, CHANGE PRODUCTION QUANTITIES OR DELAY PRODUCTION.

     Electronics manufacturing service providers must provide increasingly rapid product turnaround for their customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers would seriously harm our results of operations.

     In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately future customer requirements. On occasion, customers may require rapid increases in production, which can stress our resources and reduce margins. Although we have increased our manufacturing capacity and plan further increases, we may not have sufficient capacity at any given time to meet our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross margins and operating income.

OUR OPERATING RESULTS VARY SIGNIFICANTLY.

     We experience significant fluctuations in our results of operations. The factors which contribute to fluctuations include:

     - the timing of customer orders;

     - the volume of these orders relative to our capacity;

     - market acceptance of customers' new products;

     - changes in demand for customers' products and product obsolescence;

     - the timing of our expenditures in anticipation of future orders;

     - our effectiveness in managing manufacturing processes;

     - changes in the cost and availability of labor and components;

     - changes in our product mix;

     - changes in economic conditions;

     - local factors and events that may affect our production volume, such as local holidays; and

     - seasonality in customers' product requirements.

     One of our significant end-markets is the consumer electronics market. This market exhibits particular strength towards the end of the year in connection with the holiday season. As a result, we have experienced relative strength in revenues in our third fiscal quarter.

THE MAJORITY OF OUR SALES COMES FROM A SMALL NUMBER OF CUSTOMERS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR SALES COULD DECLINE SIGNIFICANTLY.

     Sales to our five largest customers have represented a significant percentage of our net sales in recent periods. Our five largest customers accounted for approximately 42% of consolidated net sales in fiscal 2000. Our largest customer during fiscal 2000 was Ericsson, accounting for approximately 14% of consolidated net sales. The identity of our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, would seriously harm our business. If we are not be able to timely replace expired, canceled or reduced contracts with new business, our revenues would be harmed.

WE DEPEND ON THE ELECTRONICS INDUSTRY WHICH CONTINUALLY PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS ON A COST-EFFECTIVE BASIS WOULD HARM OUR BUSINESS.

     Factors affecting the electronics industry in general could seriously harm our customers and, as a result, us. These factors include:

     - the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which results in short product life cycles;

     - the inability of our customers to develop and market their products, some of which are new and untested, the potential that our customers' products may become obsolete or the failure of our customers' products to gain widespread commercial acceptance; and

     - recessionary periods in our customers' markets.

     If any of these factors materialize, our business would suffer.

THERE MAY BE SHORTAGES OF REQUIRED ELECTRONIC COMPONENTS.

     A substantial majority of our net sales are derived from turnkey manufacturing in which we are responsible for purchasing components used in manufacturing our customers products. We generally do not have long-term agreements with suppliers of components. This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from our agreements with our customers. Accordingly, component price changes could seriously harm our operating results.

     At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for these components. In recent months, component shortages have become more prevalent in our industry. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which has contributed to an increase in our inventory levels. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with current or prospective customers and reduce our sales.

OUR INDUSTRY IS EXTREMELY COMPETITIVE.

     The electronics manufacturing services industry is extremely competitive and includes hundreds of companies, several of which have achieved substantial market share. Current and prospective customers also evaluate our capabilities against the merits of internal production. Some of our competitors, including Solectron and SCI Systems, have substantially greater market share than us, and substantially greater manufacturing, financial, research and development and marketing resources.

     In recent years, many participants in the industry, including us, have substantially expanded their manufacturing capacity. If overall demand for electronics manufacturing services should decrease, this increased capacity could result in substantial pricing pressures, which could seriously harm our operating results.

WE ARE SUBJECT TO THE RISK OF INCREASED TAXES.

     We have structured our operations in a manner designed to maximize income in countries where (1) tax incentives have been extended to encourage foreign investment or (2) income tax rates are low. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay tax or make payments in lieu of tax.

     Several countries in which we are located allow for tax holidays or provide other tax incentives to attract and retain business. We have obtained holidays or other incentives where available. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. In addition, further acquisitions of businesses may cause our effective tax rate to increase.

WE CONDUCT OPERATIONS IN A NUMBER OF COUNTRIES AND ARE SUBJECT TO RISKS OF INTERNATIONAL OPERATIONS.

     The geographical distances between Asia, the Americas and Europe create a number of logistical and communications challenges. Our manufacturing operations are located in a number of countries, including Austria, Brazil, China, the Czech Republic, Finland, France, Germany, Hungary, Ireland, Italy, Malaysia, Mexico, Sweden, the United Kingdom and the United States. As a result, we are affected by economic and political conditions in those countries, including:

     - fluctuations in the value of currencies;

     - changes in labor conditions;

     - longer payment cycles;

     - greater difficulty in collecting accounts receivable;

     - burdens and costs of compliance with a variety of foreign laws;

     - political and economic instability;

     - increases in duties and taxation;

     - imposition of restrictions on currency conversion or the transfer of funds;

     - limitations on imports or exports;

     - expropriation of private enterprises; and

     - reversal of the current policies including favorable tax and lending policies encouraging foreign investment or foreign trade by our host countries.

     The attractiveness of our services to our U.S. customers can be affected by changes in U.S. trade policies, such as "most favored nation" status and trade preferences for some Asian nations. In addition, some countries in which we operate, such as Brazil, Mexico and Malaysia, have experienced periods of slow or negative growth, high inflation, significant currency devaluations and limited availability of foreign exchange. Furthermore, in countries such as Mexico and China, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. Finally, we could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

WE ARE SUBJECT TO RISKS OF CURRENCY FLUCTUATIONS AND HEDGING OPERATIONS.

     A significant portion of our business is conducted in the European euro, the Swedish krona and the Brazilian real. In addition, some of our costs, such as payroll and rent, are denominated in currencies such as the Austrian schilling, the British pound, the Chinese renminbi, the German deutsche mark, the Hong Kong dollar, the Hungarian forint, the Irish pound, the Malaysian ringgit, the Mexican peso and the Singapore dollar, as well as the euro, the krona and the real. In recent years, the Hungarian forint, Brazilian real and Mexican peso have experienced significant devaluations. Changes in exchange rates between these and other currencies and the U.S. dollar will affect our cost of sales, operating margins and revenues. We cannot predict the impact of future exchange rate fluctuations. We use financial instruments, primarily forward purchase contracts, to hedge Japanese yen, European euro, U.S. dollar and other foreign currency commitments arising from trade accounts payable and fixed purchase obligations. Because we hedge only fixed obligations, we do not expect that these hedging activities will harm our results of operations or cash flows. However, our hedging activities may be unsuccessful, and we may change or reduce our hedging activities in the future. As a result, we may experience significant unexpected expenses from fluctuations in exchange rates.

WE DEPEND ON OUR KEY PERSONNEL.

     Our success depends to a large extent upon the continued services of our key executives, managers and skilled personnel. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure that we will retain our key officers and employees. We could be seriously harmed by the loss of key personnel.

WE ARE SUBJECT TO ENVIRONMENTAL COMPLIANCE RISKS.

     We are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances, we may be subject to additional remediation liability. Further, additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Currently unexpected costs that we may incur with respect to environmental matters may result in additional loss contingencies, the quantification of which cannot be determined at this time.

THE MARKET PRICE OF OUR ORDINARY SHARES IS VOLATILE.

     The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares may be subject to similar fluctuations. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations and general market conditions may have a significant effect on the market price of our ordinary shares.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling shareholders.

                              SELLING SHAREHOLDERS

     The following table sets forth information regarding the selling shareholders, the shares that may be offered and sold from time to time by the selling shareholders pursuant to this prospectus, and the nature of any position, office or other material relationship which each selling shareholder has had with Flextronics. The selling shareholders named below, together with any pledgee or donee of any named shareholders, and any person who may purchase shares offered hereby from any named shareholders in a private transaction in which they are assigned the shareholders' rights to registration of their shares, are referred to in this prospectus as the "selling shareholders."

     Except as indicated below, the shares that may be offered and sold pursuant to this prospectus represent all of the shares owned by each named selling shareholder as of September 15, 2000. All of these shares were acquired by the selling shareholders in connection with our acquisitions of Chatham Technologies, Inc., IEC Holdings Ltd., Lightning Metal Specialties, Incorporated, Coating Technologies, Inc., Lightning Tool and Design, Inc., Lightning Metal Specialties E.M.F., Ltd., Lightning Manufacturing Solutions-Europe, Ltd., Lightning Manufacturing Solutions Texas, L.L.C., Lightning Logistics, L.L.C., Papason, L.L.C., 200 Scott Street, L.L.C., 80 Scott Street, L.L.C., 230 Scott Street, L.L.C., 1350 Lively Blvd, L.L.C., D.A.D. Partnership, S.O.N. Partnership, S.O.N. II Partnership, Photonic Packaging Technologies, Inc., Palo Alto Products International Pte Ltd, Palo Alto Manufacturing (Thailand) Ltd., Palo Alto Plastic (Thailand) Ltd., PCB Assembly, Inc., San Marco Engineering Sri, Sample Rate Systems Oy, Neutronics Electronic Industries Holding AG, Energipilot AB, Kyrel EMS Oyj, Summit Manufacturing Inc., Circuit Board Assemblers, Inc. and EMC International, Inc. Percentage ownership is based upon 420,834,806 outstanding ordinary shares as of October 31, 2000.

     The selling shareholders may offer from time to time all or some of their shares under this prospectus. Because the selling shareholders are not obligated to sell their shares, and because the selling shareholders also may acquire our publicly traded ordinary shares, we cannot estimate how many shares the selling shareholders will own after this offering.

                                                              SHARES OWNED PRIOR
                                                               TO THE OFFERING
                                                              ------------------    SHARES BEING
                            NAME                                NUMBER       %        OFFERED
                            ----                              ----------    ----    ------------
Hui Shing Leong(1)..........................................  6,682,680     1.6      2,178,000
Seppo Parhankangas(2).......................................  4,628,568     1.1      4,628,568
Moore Global Investments, Inc.(4)...........................  1,776,932       *      1,776,932
Dennis and Diane Kottke(5)..................................  1,769,132       *      1,769,132
William J. Kidd.............................................  1,349,977       *      1,349,977
Paribas Principal Incorporated..............................  1,232,296       *      1,232,296
Jeffrey S. Dickson(9).......................................    854,680       *        854,680
James Sacherman(10).........................................    813,830       *        813,830
Frank J. Dotzler as Trustee of the Declaration of Trust of
  Frank J. Dotzler dated August 8, 1991, as amended(6)......    794,467       *        794,467
Ron Arder, Jr.(7)...........................................    619,823       *        619,823
John Toor(11)...............................................    618,092       *        618,092
Randy S. Randall(12)........................................    574,382       *        574,382
Amilcare Berti(13)..........................................    550,000       *        550,000
Star Life Insurance Company (Cayman) #C100259...............    505,712       *        505,712
Mats Carlsson...............................................    470,728       *        470,728
Parker Chapin LLP as Escrow Agent(14).......................    463,302       *        463,302
Paribas North America.......................................    459,876       *        459,876

                                                              SHARES OWNED PRIOR
                                                               TO THE OFFERING
                                                              ------------------    SHARES BEING
                            NAME                                NUMBER       %        OFFERED
                            ----                              ----------    ----    ------------
Malcolm Smith(15)...........................................    457,144       *        457,144
Sten Carlsson...............................................    419,474       *        419,474
R. William Bonnivier........................................    395,176       *        395,176
Star Life Insurance Company (Cayman) #C100258...............    393,576       *        393,576
Remington Investment Strategies, L.P........................    390,062       *        390,062
Frances Randall.............................................    382,920       *        382,920
James Chan(17)..............................................    200,000       *        200,000
DET International Holding Ltd...............................    298,536       *        298,536
Pan Tang Wang...............................................    238,976       *        238,976
Catherine M. Kidd Grantor Trust.............................    245,044       *        245,044
Cara E. Kidd Trust..........................................    245,044       *        245,044
Thomas C. Kidd Trust........................................    245,044       *        245,044
Barefoot Investment, LLC....................................    242,486       *        242,486
McLamb Investment, LLC......................................    242,486       *        242,486
Spitfire Capital Partners, LP...............................    231,666       *        231,666
Bruce Fleisher..............................................    223,530       *        223,530
Delta Electronics Thailand..................................    220,068       *        220,068
Finn O'Sullivan(16).........................................    218,570       *        218,570
Chiu-Hsia Chan Wu...........................................    200,000       *        200,000
Richard J. Effress..........................................    189,152       *        189,152
Adam D. Lehrhoff............................................    189,152       *        189,152
Andrew D. Lipman............................................    189,152       *        189,152
Skandinaviska Enskilda Banken AB76,643......................    153,286       *        153,286
WK Technology Fund IV.......................................    145,674       *        145,674
Ann O'Sullivan..............................................    132,016       *        132,016
Tsai-Jung Chan..............................................    131,238       *        131,238
Tsai-Hsun Chan..............................................    131,238       *        131,238
Michael K. Hennessy.........................................    129,006       *        129,006
Andreas Carlsson............................................    120,296       *        120,296
Daniel Carlsson.............................................    120,296       *        120,296
William E. Myers, Jr. ......................................    155,074       *        155,074
Susan Albright..............................................    115,410       *        115,410
Thomas Albright.............................................    114,480       *        114,480
WK Global Fund Limited......................................    114,176       *        114,176
R. Scott Enochs, Co-Trustee of the R. Scott Enochs Revocable
Living Trust Dated 11/17/98.................................    106,352       *        106,352
Gerald Tyrell(18)...........................................    100,574       *        100,574
Other selling shareholders(19)..............................  2,311,961       *      2,311,961

-------------------------
 (1) Mr. Hui Shing Leong was a director of Flextronics, and was a director and shareholder of Neutronics until its acquisition by Flextronics. Includes 4,515,200 shares held by Great Empire Limited, an entity affiliated with Mr. Hui.

 (2) Mr. Seppo Parhankangas was a director, officer and sole shareholder of Kyrel until its acquisition by Flextronics.

 (3) KC Enclosures, LLC was a significant shareholder of Chatham prior to its acquisition by Flextronics.

 (4) Moore Global Investments, Inc. was a significant shareholder of Chatham prior to its acquisition by Flextronics.

 (5) Dennis and Diane Kottke were significant shareholders of PCB Assembly prior to its acquisition by Flextronics.

 (6) Frank Dotzler was an officer, director, shareholder member and/or partner of Lightning Metal Specialties, Incorporated, Coating Technologies, Inc., Lightning Tool and Design, Inc., Lightning Metal Specialties E.M.F., Ltd., Lightning Manufacturing Solutions-Europe, Ltd., Lightning Manufacturing Solutions Texas, L.L.C., Lightning Logistics, L.L.C., Papason, L.L.C., 200 Scott Street, L.L.C., 80 Scott Street, L.L.C., 1350 Lively Blvd, L.L.C., D.A.D. Partnership, S.O.N. Partnership, S.O.N. II Partnership.

 (7) Ron Arder, Jr. was an officer, director, shareholder member and/or partner of Lightning Metal Specialties, Incorporated, Coating Technologies, Inc., Lightning Tool and Design, Inc., Lightning Metal Specialties E.M.F., Ltd., Lightning Manufacturing Solutions-Europe, Ltd., Lightning Manufacturing Solutions Texas, L.L.C., Lightning Logistics, L.L.C., Papason, L.L.C., 200 Scott Street, L.L.C., 80 Scott Street, L.L.C., 230 Scott Street, L.L.C., 1350 Lively Blvd, L.L.C., D.A.D. Partnership, S.O.N. Partnership, S.O.N. II Partnership.

 (8) Neil Chan is a director and officer of a subsidiary of Flextronics and was a shareholder of Palo Alto Products International until its acquisition by Flextronics.

 (9) Includes 854,680 shares held of record by Goldman Sachs & Co.

(10) James Sacherman is a director and officer of a subsidiary of Flextronics and was a shareholder of Palo Alto Products International until its acquisition by Flextronics. Does not include 8,742 shares held by John Toor, Trustee of the Sacherman Family Trust dated 12/20/96.

(11) John Toor is an officer of a subsidiary of Flextronics and was a shareholder of Palo Also Products International until its acquisition by Flextronics. Does not include 3,330 shares held by James Sacherman, Trustee of the Toor Family Trust dated 8/20/97.

(12) Randy S. Randall is a director of a subsidiary of Flextronics and was an officer, director and majority shareholder of Photonic Packaging Technologies prior to its acquisition by Flextronics.

(13) Includes 548,240 shares held by Creation SA. Mr. Berti controls Creation SA and was a director, officer and shareholder of San Marco Engineering prior to its acquisition by Flextronics.

(14) Represents shares held by Parker Chapin LLP in its capacity as escrow agent pursuant to an escrow agreement between Parker Chapin and certain shareholders of Chatham, and pursuant to an escrow agreement between Parker Chapin and all shareholders of Chatham.

(15) Malcolm Smith is an officer of a subsidiary of Flextronics and was a shareholder of Palo Alto Products International until its acquisition by Flextronics. Does not include 8,742 shares held by Shannon Smith, Trustee of the Smith Family Trust dated 12/25/96.

(16) Finn O'Sullivan is a director of a subsidiary of Flextronics and was a director and shareholder of IEC Holdings prior to it acquisition by Flextronics.

(17) James Chan is an officer of a subsidiary of Flextronics and was a shareholder of Palo Alto Products International until its acquisition by Flextronics.

(18) Gerard Tyrell was a director and shareholder of IEC Holdings prior to its acquisition by Flextronics.

(19) The shares held by these other selling shareholders do not exceed one percent (1%) of Flextronics' outstanding ordinary shares. In the past three years, none of these other selling shareholders has had a material relationship with Flextronics, except that certain of them have become non-officer employees of Flextronics.

                              PLAN OF DISTRIBUTION

     The selling shareholders may sell or distribute some or all of the shares from time to time through underwriters, dealers, brokers or other agents or directly to one or more purchasers, including pledgees. The selling shareholders may sell the shares on the Nasdaq National Market, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices or at fixed prices, which may be changed. The selling shareholders may offer and sell some or all of their shares through:

     - a block trade in which a broker-dealer or other person may resell all or part of the block, as principal or agent, in order to facilitate the transaction;

     - purchases by a broker-dealer or other person, as principal, and resell by the broker-dealer for its account;

     - pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares; or

     - ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     In addition, selling shareholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made pursuant to this prospectus For example, the selling shareholders may:

     - enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling shareholders;

     - sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

     - write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

     - enter into option transactions or other types of transactions that require the selling shareholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

     - loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

     These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered hereby, and such broker, dealer or other financial institution may resell such shares pursuant to this prospectus. Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and comply with the requirements of that rule.

     Brokers, dealers, agents or underwriters participating in transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling shareholders (and, if they act as agent for the purchaser of the shares, from such purchaser). The discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This prospectus also may be used.

     The selling shareholders and any underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither Flextronics nor the selling shareholders can presently estimate the amount of such compensation.

     We will pay substantially all of the expenses incident to this offering of the shares by the selling shareholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act, in connection with the offer and sale of the shares, and selling shareholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the shares will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

     We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or omit to state a material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling shareholder.

     The shares offered under this prospectus were originally issued to former shareholders of Chatham Technologies, Inc., IEC Holdings Ltd., Lightning Metal Specialties, Incorporated, Coating Technologies, Inc., Lightning Tool and Design, Inc., Lightning Metal Specialties E.M.F., Ltd., Lightning Manufacturing Solutions-Europe, Ltd., Lightning Manufacturing Solutions Texas, L.L.C., Lightning Logistics, L.L.C., Papason, L.L.C., 200 Scott Street, L.L.C., 80 Scott Street, L.L.C., 230 Scott Street, L.L.C., 1350 Lively Blvd, L.L.C., D.A.D. Partnership, S.O.N. Partnership, S.O.N. II Partnership, Photonic Packaging Technologies, Inc., Palo Alto Products International Pte Ltd, Palo Alto Manufacturing (Thailand) Ltd., Palo Alto Plastic (Thailand) Ltd., PCB Assembly, Inc., San Marco Engineering Sri, Sample Rate Systems Oy, Neutronics Electronic Industries Holding AG, Energipilot AB, Kyrel EMS Oyj, Summit Manufacturing Inc., Circuit Board Assemblers, Inc. and EMC International, Inc. in connection with the acquisitions of these companies pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof and/or Regulation D or Regulation S under the Securities Act. In connection with these acquisitions, we agreed to register the ordinary shares offered under this prospectus under the Securities Act.

                                 LEGAL MATTERS

     The validity of the securities offered hereby has been passed upon for us by Allen & Gledhill, Singapore.

                                    EXPERTS

     Our consolidated financial statements and our supplemental consolidated financial statements and schedules appearing in our Current Report (Form 8-K) filed with the SEC on September 20, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent public accountants. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                                November 8, 2000